CAVALCANTI
HUME
FUNFER INC
INVESTOR RELATIONS

TORONTO
900 • 6 Adelaide Street East
Toronto Ontario M5C 1H6
T 416.868.1079
F 416.868.6198

CALGARY
900 • 805 8th Avenue SW
Calgary Alberta T2P 1H7
T 403.541.1225
F 403.410.7217

RECEIVED
2004 AUG 17 A 8:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exemption number 82-4644

Friday, August 4, 2004

04036263

SUPPL

Attention: Paul Dudek
Office of International Corporate Finance
Stop 3 – 9
450 – 5th Avenue N.W.
Washington, DC
USA 20549

Dear Mr. Dudek:

Please find the press release: 'Parkland Income Fund Declares Distribution Payment' – July 14, 2004 and 'Parkland Achieves a New Record for the Six Months Ended June 30, 2004; Announces Increased Distribution and Investor Conference Call' –August 4, 2004 sent for filing as required by Rule 12g3-2(b).

Kind regards,

Christi Brooks
Associate

PROCESSED
AUG 17 2004
THOMSON FINANCIAL

Encl.

FOR IMMEDIATE RELEASE: Wednesday, July 14, 2004

PARKLAND INCOME FUND DECLARES DISTRIBUTION PAYMENT

Red Deer, Alberta, July 14, 2004: Parkland Income Fund (TSX: PKI.UN) is pleased to announce that a distribution of fourteen cents ($0.14) per trust unit will be payable on August 13, 2004 to unitholders of record on July 30, 2004.

Parkland Income Fund operates retail and wholesale fuels and convenience store businesses under its marketing brands Fas Gas, RT Fuels and Short Stop Food Stores and transports fuel through its Petrohaul division. Parkland has developed a strong market niche in western and northern Canada by focusing on non-urban markets.

- 30 -

For further information, contact:

Parkland Industries Ltd., Administrator of Parkland Income Fund:

Red Deer:	Andrew B. Wiswell, President and CEO	(403) 357-6400
Red Deer:	John G. Schroeder, Vice President and CFO	(403) 357-6400
or	visit Parkland's web site at **www.parkland.ca.**	

FOR IMMEDIATE RELEASE: Wednesday, August 4, 2004

PARKLAND ACHIEVES A NEW RECORD FOR THE SIX MONTHS ENDED JUNE 30, 2004; ANNOUNCES INCREASED DISTRIBUTION AND INVESTOR CONFERENCE CALL

Red Deer, August 4, 2004 – Parkland Income Fund today announces its business performance in the second quarter 2004 exceeded forecast and expects that positive performance and momentum will continue into the second half of the year.

The Fund is pleased to announce that monthly distributions will be increased by one cent ($0.01) from fourteen ($0.14) to fifteen cents ($0.15) per trust unit. This distribution of fifteen cents ($0.15) will be for the month of August, 2004, payable on September 15, 2004 to unitholders of record on August 31, 2004. On an annualized basis, distributions will rise from $1.68 to $1.80, an increase of 7%.

President and CEO Andrew Wiswell commented "Parkland's EBITDA set a new record for performance in the first six months. Fuel volume growth, strong margins, increasing contributions from convenience store merchandise sales and lower costs at the refinery delivered strong financial results and demonstrated the expected recovery from the weakness reported in the first quarter. The strength of the fuel marketing performance, increasing contributions from merchandise sales and the ongoing success of the Fas Gas Plus upgrades have increased the Fund's confidence that higher distributions are sustainable."

Consolidated Operating and Financial Highlights

	Three Months Ended June 30			Six Months Ended June 30		
	2004	2003	2002	**2004**	2003	2002
Sales Volumes, Refined Products (Millions of Litres)	**283**	262	232	**540**	474	422
Revenue (Millions)	**$ 179.3**	$140.3	$123.2	**$ 320.5**	$268.9	$ 211.5
EBITDA* (000's)	**$14,991**	$8,384	$7,968	**$18,057**	$13,270	$10,942
Net Earnings (000's)**	**$12,502**	$6,150	$3,845	**$13,326**	$ 9,127	$ 4,595
Per Unit – Basic	**$ 1.03**	$ 0.51	$ 0.35	**$ 1.10**	$ 0.75	$ 0.42
Per Unit – Diluted	**$ 1.02**	$ 0.51	$ 0.35	**$ 1.09**	$ 0.75	$ 0.42

*EBITDA is not a defined measure under Canadian Generally Accepted Accounting Principles (GAAP). In this document, EBITDA means earnings before Interest Expense, Income Taxes, Depreciation and Amortization. Parkland's definition of EBITDA may not be consistent with other issuers of financial information.

** In 2004 and 2003, Parkland operated as a Fund with no income tax provision. In 2002, Parkland operated as a corporation and accordingly income taxes were deducted in arriving at cash flow and net earnings amounts. Per Unit amounts in 2002 have been adjusted to reflect the effective 2 for 1 exchange in the conversion process.

Three Months Ended June 30, 2004

Sales volumes of refined products increased 8% to 283 million litres as both wholesale volumes and retail volumes showed growth over the prior year. Revenue rose by 28% to $179 million

from $140 million year over year due to higher volumes, a 24% increase in convenience store merchandise sales and higher underlying crude prices.

EBITDA increased by $6.6 million or 79% over the prior year driven by higher fuel volumes, higher convenience store merchandise contributions, lower costs at the refinery and higher average fuel gross margins which improved strongly compared to the prior year and to the first quarter of 2004. The significant improvement in fuel margins was driven by strong seasonal fuel demand, tight North American product supply conditions and a positive recovery of margin from the seasonally low first quarter.

As forecasted, marketing, general and administrative expenses increased with higher dealer commissions due to higher retail volume, higher convenience store operating costs linked to new store openings and stronger incentive compensation.

Six Months Ended June 30, 2004

Sales volumes of refined products increased 14% over the prior year on the strength of increases in both wholesale and retail volumes. Revenue increased by $51.6 million or 19% driven by higher volume, higher average gross margins, higher crude oil prices and higher merchandise sales from our convenience store operations. Marketing, general and administrative expenses increased due to higher commissions, increased repair and maintenance largely driven by our Fas Gas Plus program, higher overall convenience store operating costs and stronger incentive compensation. These factors contributed to an increase in EBITDA of $4.8 million compared to the first six months of 2003.

Measured on a per litre basis, net earnings were 2.5 cents per litre in 2004 compared to 1.9 cents per litre in the same period in 2003.

During the six month period, capital expenditures were focused on the building of four new convenience stores which will open in the summer of 2004, and on continuation of the Fas Gas Plus upgrade program. Ten sites were upgraded under the Plus program at a total cost of $2.2 million of which $1.1 million represented maintenance capital and $1.1 million was charged to maintenance expense. We continue to be encouraged by the strong volume and in-store performance generated by the Fas Gas Plus program

The Fund's financial position was strengthened with its cash balances increasing to $8.6 million at June 30, 2004 compared to $2.7 million at December 31, 2003. Long-term debt of $12.1 million was $1.5 million higher than the balance at the end of December, 2003, and Parkland's long-term debt ratio, excluding current portions, was a conservative 0.36 times trailing 12 months EBITDA.

Outlook

The decision to increase monthly distributions is made in light of our confidence that annual cash flows will be sufficient to justify higher payments. However, the record performance in the second quarter is not forecast to be sustained in comparable periods in the future. As expected in the third quarter, gross margins are trending lower, as market conditions are more balanced and the Fund's cost of product has increased reflecting higher costs to reduce sulphur levels in gasoline. We will continue our Fas Gas Plus upgrade program which will be funded through maintenance expense and maintenance capital and will continue to upgrade our Petrohaul trucking fleet. Although not required to support targeted distributions, management will continue to assess acquisitions or alliances which will add accretive cash flow and unitholder value.

Distributions

Parkland converted the business previously reported as Parkland Industries Ltd. into Parkland Income Fund effective June 28, 2002 and has paid consistent $0.14 per unit monthly cash distributions since August 15, 2002. These distributions totaled $10.2 million for the six months ended June 30, 2004, or $5.1 million on a quarterly basis.

Cash Available for Distribution

(000's)	For the period ended June 30, 2004 Three Months	Six Months
EBITDA	$ 14,991	$ 18,057
Maintenance Capital Expended	$ (2,257)	$ (2,412)
Capital Taxes and Interest	$ (256)	$ (465)
Cash Available for Distribution	$ 12,478	$ 15,180
Cash Distributed	$ (5,112)	$(10,218)

* Cash available for distribution is not a defined measure under Canadian Generally Accepted Accounting Principles (GAAP). It is defined in the Fund's Trust Deed and generally represents the cash available to be distributed to the Fund's unitholders. The Fund's definition of cash available for distribution may not be consistent with other issuers of financial information.

The Trustees review distributions quarterly giving consideration to current performance, historical and future trends in the business and the expected sustainability of those trends, as well as maintenance capital requirements to sustain performance. Based on these factors, the Trustees have decided to increase monthly distributions by one cent ($0.01) per trust unit to fifteen cents ($0.15) per unit. On an annualized basis, distributions will rise from $1.68 to $1.80, an increase of 7%.

Distribution Reinvestment Plan

Parkland Income Fund has established a Distribution Reinvestment Plan administered by Computershare Trust Company. Details are available from the Fund or from Computershare Trust Company.

Fund Description

The Fund is an unincorporated open-ended limited purpose trust established under the laws of the Province of Alberta. The Fund, together with the limited partnership that issued the exchangeable LP Units, own, indirectly, securities which collectively represent the right to receive cash flow available for distribution from the business formerly operated as Parkland Industries Ltd., after capital taxes, debt service payments, maintenance capital expenditures and other cash requirements.

Parkland Income Fund operates retail and wholesale fuels and convenience store businesses under its marketing brands Fas Gas, RT Fuels and Short Stop Food Stores and transports fuel through its Petrohaul division. Parkland has developed a strong market niche in western and northern Canada by focusing on non-urban markets.

Parkland Income Fund is listed on the TSX (PKI.UN).

This report contains forward-looking statements, including references to cash generated by operations, unitholder distributions and capital expenditures. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity, competitive action by other companies; refining and marketing margins; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; changes in environmental and other regulations; and other factors, many of which are beyond the control of Parkland. These factors are discussed in greater detail in filings made by Parkland with the Canadian provincial securities commissions.

Conference Call

Parkland will hold a conference call for Analysts, Brokers and Investors to discuss second quarter results as follows:

Thursday, August 5, 2004, 9:00 a.m. (11:00am Eastern Time)
Direct: 416-640-4127
Toll-free: 800-814-4862

The replay will be available as follows:

From Thursday, August 5, 2004, 11:00 a.m. (1:00 p.m. Eastern Time)
To Thursday, August 19, 2004 at 9:59 p.m. (11:59 p.m. Eastern Time)
Direct: 416-640-1917
Toll-free: 877-289-8525
Passcode: 21057631

- 30 –

For further information:

Red Deer:	Andrew B. Wiswell, President and CEO	(403) 357-6400
Red Deer:	John G. Schroeder, Vice President and CFO	(403) 357-6400

(If you prefer to receive Company news releases via e-mail, please request at corpinfo@pkif.com)

Parkland Income Fund
Consolidated Balance Sheet

($ 000's)(Unaudited)	June 30, 2004	December 31, 2003
Assets		restated (Note 2)
Current Assets		
Cash	$ 8,553	$ 2,717
Accounts receivable	24,587	15,660
Inventories	17,533	19,472
Prepaid expenses	1,174	1,637
	51,847	39,486
Other	2,412	3,075
Capital assets	66,479	63,955
Assets held for sale	22,086	22,086
	$ 142,824	$ 128,602
Liabilities		
Current Liabilities		
Accounts payable	$ 44,396	$ 35,140
Long-term debt - current portion	4,371	4,555
	48,767	39,695
Long-term debt	12,111	10,582
Asset retirement obligation (Note 2)	960	930
Future Income taxes	6,529	6,658
	68,367	57,865
Unitholders' Capital		
Class B Limited Partners' Capital	29,842	31,487
Unitholders' Capital (Note 1)	44,615	39,250
	74,457	70,737
	$ 142,824	$ 128,602

Parkland Income Fund
Consolidated Statement of Earnings and Retained Earnings

($ 000's except per unit amounts)(Unaudited)	3 Months ended June 30, 2004	2003	2002	6 Months ended June 30, 2004	2003	2002
		restated (Note 2)			restated (Note 2)	
Net sales and operating revenues	$ 179,274	$ 140,253	$ 123,219	$ 320,536	$ 268,941	$ 211,503
Cost of sales and operating expenses	149,705	120,314	103,173	276,208	233,113	178,717
Gross margin	29,569	19,939	20,046	44,328	35,828	32,786
Expenses						
Marketing, general and administrative	14,578	11,555	12,078	26,271	22,558	21,844
Amortization	2,199	1,905	1,880	4,395	3,656	3,827
Interest on long-term debt	236	276	211	426	470	338
	17,013	13,736	14,169	31,092	26,684	26,009
Earnings before income taxes	12,556	6,203	5,877	13,236	9,144	6,777
Income taxes						
Current	20	5	1,753	39	11	2,536
Future	34	48	279	(129)	6	(354)
	54	53	2,032	(90)	17	2,182
Net earnings	$ 12,502	$ 6,150	$ 3,845	$ 13,326	$ 9,127	$ 4,595
Retained Earnings, beginning of period, as originally stated	$ -	$ -	$ 56,950	$ -	$ -	$ 56,722
Prior period adjustment (Note 2)	-	-	(108)	-	-	(84)
Retained Earnings, beginning of period, as restated	-	-	56,842	-	-	56,638
Allocation to Class B Limited Partners	(5,293)	(2,805)	(33,414)	(5,650)	-4,175	(33,414)
Allocation to Unitholders	(7,209)	(3,345)	(25,311)	(7,676)	-4,952	(25,311)
Future tax recovery on reorganization			897			897
Reorganization costs			(2,859)			(2,859)
Dividends paid	-	-	-	-		(546)
Retained earnings, end of period	$ -	$ -	$ -	$ -	$ -	$ -
Net earnings per unit - basic	$ 1.03	$ 0.51	$ 0.35	$ 1.10	$ 0.75	$ 0.42
Net earnings per unit - diluted	$ 1.02	$ 0.51	$ 0.35	$ 1.09	$ 0.75	$ 0.42

Parkland Income Fund
Consolidated Statement of Cash Flows

($ 000's)(Unaudited)	3 Months ended June30, 2004	2003 restated (Note 2)	2002 restated (Note 2)	6 Months ended June30, 2004	2003 restated (Note 2)	2002 restated (Note 2)
Cash Provided By (used for) Operations						
Net earnings	$ 12,502	$ 6,150	$ 3,845	$ 13,326	$ 9,127	$ 4,595
Add (deduct) non-cash items						
Amortization	2,199	1,905	1,880	4,395	3,656	3,827
Unit option compensation	24	-	-	48	-	-
Accretion expense	15	14	12	30	28	25
Future taxes	34	50	278	(129)	6	501
	14,774	8,119	6,015	17,670	12,817	8,948
Net changes in non-cash working capital	3,206	4,884	3,471	2,731	673	10,812
Cash from operating activities	17,980	13,003	9,486	20,401	13,490	19,760
Financing Activities						
Proceeds from long-term debt	879	502	-	2,063	502	251
Long-term debt repayments	(956)	(727)	(964)	(2,287)	(1,472)	(1,896)
Proceeds of share issue	-	-	4,706	-	-	5,390
Repurchase of shares	-	-	-	-	-	(18)
Distributions to Class B Limited Partners	(2,121)	(2,324)	(3,465)	(4,332)	(4,658)	(3,465)
Distributions to unitholders'	(2,991)	(2,767)	(2,578)	(5,886)	(5,528)	(2,578)
Fund Units issued	118	34	-	564	34	-
Reorganization costs, net of tax	-	-	(2,859)	-	-	(2,859)
Special compensation units	-	-	500	-	-	500
Dividend Payments	-	-	-	-	-	(546)
Cash from(used for) financing activities	(5,071)	(5,282)	(4,660)	(9,878)	(11,122)	(5,221)
Investing activities						
Recovery (Investment) in other assets	423	(83)	(91)	483	296	(351)
Purchase of capital assets	(4,535)	(2,510)	(1,598)	(6,132)	(2,951)	(3,023)
Proceeds on sale of capital assets	102	-	-	962		-
Cash from (used for) investing activities	(4,010)	(2,593)	(1,689)	(4,687)	(2,655)	(3,374)
Increase (decrease) in cash	8,899	5,128	3,137	5,836	(287)	11,165
Cash and Cash equivalents*, beginning of period	(346)	(2,768)	15,510	2,717	2,647	7,482
Cash and Cash equivalents, end of period	$ 8,553	$ 2,360	$ 18,647	$ 8,553	$ 2,360	$ 18,647
Cash Interest paid	$ 236	$ 276	$ 211	$ 426	$ 470	$ 338
Cash taxes paid	$ 20	$ 5	$ 1,753	$ 39	$ 11	$ 2,536

*Cash and Cash equivalents are the net of Cash and Bank Indebtedness

Parkland Income Fund
Notes to Consolidated Financial Statements
June 30, 2004

Significant Accounting Policies
The consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the most recent annual financial statements dated December 31, 2003. These financial statements should be read in conjunction with the annual financial statements and notes.

1. Unitholders' Capital

	2004		2003	
	6 Months ended June 30,		12 Months ended December 31	
	Units (000's)	($000's)	Units (000's)	($000's)
				restated (Note 2)
Class B Limited Partnership Units				
Balance, beginning of period, as originally stated	5,395	31,487	5,574	32,654
Prior period adjustment (Note 2)		-		(182)
Balance, beginning of period, as restated	5,395	31,487	5,574	32,472
Allocation of retained earnings		5,650		9,175
Distribution to partners		(4,332)		(9,213)
Exchanged for Fund Units	(563)	(2,963)	(163)	(947)
Balance, end of period	4,832	29,842	5,411	31,487
Fund Units				
Balance, beginning of period, as originally stated	6,737	39,250	6,553	38,384
Prior period adjustment (Note 2)		-		(152)
Balance, beginning of period, as restated	6,737	39,250	6,553	38,232
Allocation of retained earnings		7,676		11,116
Distribution to unitholders		(5,886)		(11,163)
Unit option compensation		48		29
Issued upon exchange of Class B Limited Partnership units	563	2,963	163	947
Issued under Distribution Reinvestment Plan	8	156	5	89
Issued under Unit Option Plan	34	408	-	-
Balance, end of period	7,342	44,615	6,721	39,250
	12,174	74,457	12,132	70,737

The table below represents the status of the Fund's Incentive Option Plan as at June 30, 2004 and the changes therein for the 6 month period then ended:

	Number of Options	Weighted average exercise price
Balance, beginning of period	361,000	$ 13.01
Granted	160,000	$ 18.97
Cancelled	(13,250)	$ 14.91
Exercised	(32,744)	$ 12.45
Balance, end of period	475,006	$ 15.03
Exercisable options, end of period	86,000	$ 13.08

Exercise prices for outstanding options at June 30, 2004 have the following ranges:
290,006 from $12.45 - $15.71, and 185,000 from $17.62 - $18.97.
These issue prices represent the market value at the time of issue.
The corresponding remaining contractual life for these options range from 8 - 10 years.
The fund accounts for its grants of options using the fair value based method of accounting for stock based compensation. The total cost to be reported is $289,750. The compensation cost that has been charged against income for the 6 months ended June 30, 2004 is $48,292. (June 30, 2003 - Nil).

2. Asset Retirement Obligations

Commencing in January, 2004 the Fund adopted a new accounting policy related to Asset Retirement Obligations as required by Section 3110 of the CICA Handbook. Under this policy, the Fund records an estimated liability for the future cost to remove underground fuel storage tanks at sites where it has legal obligations to remove these tanks. A liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related fuel storage tank is recorded at the time the tank is installed. The Fund amortizes the amount added to capital assets and recognizes accretion expense in connection with the discounted liability over the estimated remaining life of the respective underground storage tank.

The Fund retroactively adopted the new policy and the effects at January 1, 2002 were: recording a discounted liability of $820,000; increasing net capital assets by $337,000; and recognizing a decrease to unitholders' capital of $483,000. Additionally, as a component of the change in policy, previously recorded site restoration costs of $398,000 were reversed and a corresponding increase in unitholders' capital was recorded. On an undiscounted basis the estimated liability is $1.5 million, with costs expected to be incurred between 2004 and 2019. The discount rate used to calculate the liability at June 30, 2004 is 6.5%. Results of operations for prior fiscal periods have been retroactively restated as follows:

	3 Months ended June 30,		6 Months ended June 30,	
(000's)	2003	2002	2003	2002
Marketing, general & administrative				
As previously stated	11,541	12,027	22,527	21,780
Accretion expense	14	13	28	26
Site restoration accruals	-	38	3	38
As restated	11,555	12,078	22,558	21,844
Amortization				
As previously stated	1,894	1,869	3,634	3,805
Amortization of asset retirement costs	11	11	22	22
As restated	1,905	1,880	3,656	3,827

A reconciliation of the Fund's liability for the removal of its underground fuel storage tanks is as follows:

(000's)	6 Months Ended June 30, 2004
Asset retirement obligation, beginning of period	$ 930
Accretion expense	$ 30
Asset retirement obligation, end of period	$ 960

Parkland Income Fund
Notes to Consolidated Financial Statements
June 30, 2004

3. Segmented Information

The Fund's operations are predominantly in fuel marketing in Western Canada. In recent years the Fund initiated operations in the convenience store industry.

The convenience stores have been integrated into fuel marketing properties already owned by the Fund and all continue to market transportation fuels. Due to the amount of common operating and property costs it is not practical to report these segments below their respective gross margins.

($ 000's)(Unaudited)	3 Months Ended Fuel Marketing	3 Months Ended Merchandise	3 Months Ended Total	6 Months Ended Fuel Marketing	6 Months Ended Merchandise	6 Months Ended Total
June 30, 2004						
Net sales and operating revenues	$ 170,053	$ 9,221	$ 179,274	$ 303,172	$ 17,364	$ 320,536
Cost of Sales	142,927	6,778	149,705	263,290	12,918	276,208
Gross Margin	$ 27,126	$ 2,443	$ 29,569	$ 39,882	$ 4,446	$ 44,328
June 30, 2003						
Net sales and operating revenues	$ 132,843	$ 7,410	$ 140,253	$ 255,434	$ 13,507	$ 268,941
Cost of Sales	114,628	5,686	120,314	222,908	10,205	233,113
Gross Margin	$ 18,215	$ 1,724	$ 19,939	$ 32,526	$ 3,302	$ 35,828
June 30, 2002						
Net sales and operating revenues	$ 117,963	$ 5,256	$ 123,219	$ 202,085	$ 9,418	$ 211,503
Cost of Sales	99,511	3,662	103,173	171,994	6,723	178,717
Gross Margin	$ 18,452	$ 1,594	$ 20,046	$ 30,091	$ 2,695	$ 32,786

The segregation of capital expenditures and total assets is not practical as the reportable segments operate from the same locations.